BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 0[illegible]0 7932 6692
Direct Fax: 020 7932 6783

BAA

04036287

11 August 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

RECEIVED
2004 AUG 17 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Alison Livesley
Head of Investor Relations

PROCESSED
AUG 17 2004
THOMSON
FINANCIAL

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 11 August 2004

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs Wednesday 11 August 2004

BAA announces strong July traffic

BAA's seven UK airports handled a total of 14.2 million passengers during July 2004, an increase of 8.0% on the same month last year.

The long haul sector saw the largest increase with traffic back to pre-September 11 levels. North Atlantic routes added 12.3% and other long haul routes grew 14.6%.

European scheduled and domestic routes benefited from further expansion in low cost services increasing 10.8% and 6.8% respectively. The weakest sector during July was European charter traffic which recorded a 6.2% decrease in passenger numbers.

Passenger numbers increased at each individual airport. Stansted recorded the fastest growth of the London airports adding 10.2% while Glasgow became the first Scottish airport to handle 1 million passengers in a single month. Heathrow recorded a 7.9% increase and Gatwick 6.1%, while the Scottish airports recorded a combined increase of 9.4% and Southampton an increase of 8.5%.

In total, the number of air transport movements increased 3.4% while the recovery in air freight activity accelerated in July with tonnage levels handled rising 15.3%.

For further information on BAA plc see www.baa.com

- Ends -

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
email newsdesk@baa.com www.baa.com

Media enquiries:	**Samantha Birmingham, BAA plc** **Tel + 44 (0) 207 932 6654**
City enquiries:	**Duncan Bonfield, BAA plc** **Tel + 44 (0) 207 932 6831**

BAA Traffic Summary : July 2004

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Jul 04	% Change**	12 months to Jul 04	% Change***
Heathrow	6,496.6	7.9	23,575.0	10.3	66,464.3	6.2
Gatwick	3,457.5	6.1	11,656.8	5.5	30,670.3	2.7
Stansted	2,050.3	10.2	7,310.9	14.2	20,316.5	16.7
London Area Total	**12,004.4**	**7.8**	**42,542.6**	9.6	**117,451.1**	**6.9**
Southampton	148.7	8.5	537.8	19.0	1,458.9	51.7
Glasgow	1,007.4	9.9	3,273.5	5.8	8,325.5	3.5
Edinburgh	795.6	10.2	2,846.6	7.8	7,784.8	7.0
Aberdeen	255.4	5.1	929.4	4.2	2,569.9	0.7
Scottish Total	**2,058.4**	**9.4**	**7,049.5**	6.4	**18,680.2**	**4.5**
BAA Total	**14,211.6**	**8.0**	**50,129.9**	9.2	**137,590.2**	**6.9**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Jul 04	% Change**	12 months to Jul 04	% Change***
Heathrow	41,129	3.3	159,221	4.5	467,613	2.3
Gatwick	23,555	3.4	85,935	4.2	237,679	0.3
Stansted	15,939	1.5	61,037	4.9	176,107	5.8
London Area Total	**80,623**	**3.0**	**306,193**	4.5	**881,399**	**2.4**
Southampton	3,378	1.8	12,644	8.0	35,981	20.9
Glasgow	9,083	4.5	33,240	4.6	90,423	1.9
Edinburgh	10,063	7.5	38,769	8.1	110,614	4.8
Aberdeen	7,234	2.0	27,951	2.7	79,834	-0.3
Scottish Total	**26,380**	**4.9**	**99,960**	5.4	**280,871**	**2.4**
BAA Total	**110,381**	**3.4**	**418,797**	4.8	**1,198,251**	**2.9**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Jul 04	% Change**	12 months to Jul 04	% Change***
Heathrow	115,783	19.0	445,163	10.8	1,271,632	2.6
Gatwick	18,012	-3.6	70,703	-3.7	220,753	-5.1
Stansted	18,608	15.9	74,333	16.6	218,879	12.6
London Area Total	**152,403**	**15.4**	**590,199**	9.5	**1,711,264**	**2.7**
Southampton	26	-7.1	94	-26.6	283	-23.8
Glasgow	890	35.5	3,009	41.1	6,672	26.9
Edinburgh	2,337	6.7	9,125	7.0	26,504	9.3
Aberdeen	323	1.9	1,263	4.2	3,587	2.0
Scottish Total	**3,550**	**12.2**	**13,397**	12.9	**36,763**	**11.3**
BAA Total	**155,979**	**15.3**	**603,690**	9.6	**1,748,310**	**2.8**

Above data excludes Air Taxi passengers and Air Taxi movements.
* compared to the month of July 2003
** compared to the four months April to July 2003
*** compared to the twelve months to July 2003

Market Comparison: July 2004

Market	*BAA Total Jul 03 (000s)*	*BAA Total Jul 04 (000s)*	*% Change*
Domestic	2,321	2,480	6.8
Eire	603	607	0.7
European Scheduled	5,016	5,557	10.8
European Charter*	1,790	1,679	-6.2
North Atlantic	1,759	1,975	12.3
Other Long Haul	1,670	1,914	14.6
Total	**13,159**	**14,212**	**8.0**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.